

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via E-mail
Mr. Michael K. Stewart
Vice President, Accounting and Controller
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056-2723

>   **Re: Marathon Oil Corporation**
>   **Annual Report on Form 10-K for Fiscal Year ended December 31, 2010**
>   **Filed February 28, 2011**
>   **File No. 001-05153**

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K

Business

Changes in Proved Undeveloped Reserves, page 12

1. We note the statement, "Of the 405 mmboe of proved undeveloped reserves at year end 2010, 30 percent of the volume is associated with projects that have been included in proved reserves for more than five years." Please explain, with consideration of our guidance in Compliance and Disclosure Interpretations, the conditions that justify delay beyond five years to development of the Equatorial Guinea compression and Libyan North Gialo projects. Address your sunk capital for each project and whether you have made final investment decisions for all the PUD reserves claimed. This guidance is available at www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Net Production Sold, page 13

2. We note your footnote, "Before December 31, 2009, reserves related to oil sands mining were not included in the SEC's definition of oil and gas producing activities; therefore, synthetic crude oil production of 27 mbpd is not reported for 2009." Please explain to us why you have omitted year-end 2009 synthetic oil reserves and associated operating parameters in light of the requirement for "… companies to begin complying with the disclosure requirements for registration statements filed on or after January 1, 2010, and for annual reports on Forms 10–K and 20–F for fiscal years ending on or after December 31, 2009." This may be viewed on page 2180 of: www.sec.gov/rules/final/2009/33-8995fr.pdf.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 69

Standardized Measure of Discounted Future Net Cash Flows, page 117

3. We note the presentation of your standardized measure. Please furnish to us the bench mark and average adjusted prices by geographic area used in the calculation of the 2010 future cash inflows.

Exhibit 32.1

4. We note that paragraph one of the certification required by Exchange Act Rule 13a-14(b) identifies the wrong periodic report. Please file an amendment to the Form 10-K on Form 10-K/A that includes the entire periodic report and a new, corrected certification.

Exhibit 99.1

5. Please furnish a third party engineering report exhibit that discloses the bench mark and average adjusted product prices for synthetic crude oil as contemplated in Item 1202(a)(8)(v) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director